UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Carbonite, Inc.

(Name of Subject Company)

Coral Merger Sub Inc.

(Offeror)

Open Text Corporation

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

141337105

(Cusip Number of Class of Securities)

Gordon A. Davies

EVP, Chief Legal Officer and Corporate Development

275 Frank Tompa Drive, Waterloo, Ontario, Canada N2L 0A1

519-888-7111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Neil Q.Whoriskey, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

212-225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not applicable.	Not applicable.

*	A filing fee is not required with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a tender offer by Coral Merger Sub Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Open Text Corporation, a Delaware corporation (“OpenText”) to acquire all of the outstanding shares of common stock, par value $0.01 per share (“Shares”), of Carbonite, Inc., a Delaware corporation (“Carbonite”), at a purchase price of $23.00 per Share in cash, without interest pursuant to the Agreement and Plan of Merger, dated as of November 10, 2019, by and among OpenText, Merger Sub and Carbonite.

Additional Information

The tender offer described in this communication has not yet commenced. This communication is provided for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. At the time the tender offer is commenced, OpenText and a wholly owned subsidiary intend to file with the Securities and Exchange Commission (the “SEC”) a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Carbonite intends to file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. OpenText and Carbonite intend to mail these documents to the Carbonite stockholders. Investors and security holders are urged to read those documents and other relevant documents filed or to be filed with the SEC carefully when they become available as they will contain important information about OpenText, Carbonite, the tender offer and related matters. Those documents as well as OpenText’s and Carbonite’s other public filings with the SEC may be obtained without charge at the SEC’s website at www.sec.gov. OpenText’s public filings with the SEC may be obtained at OpenText’s website at http://investors.opentext.com/and Carbonite’s public filings with the SEC may be obtained at Carbonite’s website at https://investor.carbonite.com/. The offer to purchase and related materials may also be obtained (when available) for free by contacting the information agent for the tender offer.

Forward Looking Statements

Certain statements in this communication may contain words considered forward-looking statements or information under applicable securities laws. These statements are based on OpenText’s current expectations, estimates, forecasts and projections about the operating environment, economies and markets in which the company operates. These statements are subject to important assumptions, risks and uncertainties that are difficult to predict, and the actual outcome may be materially different. OpenText’s assumptions, although considered reasonable by the company at the date of this communication, may prove to be inaccurate and consequently its actual results could differ materially from the expectations set out herein.

For additional information with respect to risks and other factors, which could occur, see OpenText’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other securities filings with the SEC (which are available at the SEC’s website at www.sec.gov) and other securities regulators. Unless otherwise required by applicable securities laws, OpenText disclaims any intention or obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Transcript of Open Text Corporation investor call on November 11, 2019

99.2	Presentation made available by Open Text Corporation on its website to investors on November 11, 2019

99.3	Message to Carbonite, Inc. employees on November 11, 2019, by Mark J. Barrenechea, CEO & CTO of Open Text Corporation

99.4	Tweets and retweets posted on November 11, 2019 and November 13, 2019 by Open Text Corporation and certain of its executives

99.5	LinkedIn posts or likes made on November 11, 2019, November 12, 2019, and November 13, 2019 by Open Text Corporation and certain of its executives